Exhibit 99.1

news release

Hydro One Releases 2013 Year-End Financial Results

For Immediate Release – February 14, 2014

Toronto – Hydro One Inc. today released its 2013 year-end results with net income for the year of $803 million and revenues of $6,074 million.

“Hydro One’s financial performance and emergency response continued to deliver value to Ontario energy consumers throughout 2013,” said Carm Marcello, President and CEO, Hydro One Inc. “In addition to our continued contributions through net income, we made dividend payments of $218 million to our Shareholder, the Province of Ontario, as well as maintained our strong credit quality.”

The following are some of our noteworthy items:

•	In May 2013, we transitioned to a new customer billing system. The move to the new system was required to improve customer service while replacing outdated and unsupportable technology. We took steps to ensure a smooth transition to a new system, but regrettably, some of our customers have experienced prolongued billing and related service issues as a result of the transition. The Company is entirely focused on resolving our customer issues and has brought in additional resources to fix related system problems. Our customers expect and deserve timely and accurate bills and we apologize to those we have inconvenienced. We want to assure our customers that ultimately, they will only pay for the electricity they use.

•	In 2013, our crews and grid control centre worked quickly and safely to restore power to over 2,556,000 customers in a year of unprecedented storms. We experienced nine large storms during the year which affected customers in Ontario, and which saw substantial flooding at one of our largest transmission stations. In restoring electricity services to our customers, our staff worked over 385,000 hours on storm related work, including over 250,000 overtime hours worked on weekends and holidays. In the December 21 ice storm more than 585,000 customers were impacted and over 1,000 Hydro One employees worked around the clock until December 29 to repair the damage caused and to restore electricity.

•	During 2013, we made capital investments of $1,394 million to improve system reliability, to address our aging power system to improve service to our customers, and to facilitate the connection of new, clean generation. In addition, our company has connected more than 130 Feed-in Tariff (FIT) and more than 1,300 Micro FIT projects in 2013.

•	In October 2013, we issued $1,185 million of notes under our $3 billion Medium-Term Note shelf prospectus with a $750 million 5-year tranche and a $435 million 30-year tranche. Both tranches were offered on a registered basis in Canada and the United States and are listed on the New York Stock Exchange. Hydro One’s dual-tranche offering was voted top Canadian dollar bond deal of the year in 2013 by Euroweek, a news publication covering global capital markets.

•	In December 2013, the Province of Ontario released its updated Long-Term Energy Plan (LTEP), Achieving Balance, replacing the 2010 LTEP. The 2013 LTEP sets out the plan of action for the energy sector, including strategies for mitigating increases in electricity rates; continued renewable energy procurement; nuclear refurbishment; enhanced regional planning; transmission enhancements; encouraging Aboriginal participation in energy projects; and the expansion of natural gas infrastructure. We will continue to work with the Province of Ontario to develop business plans and efficiency targets that will reduce costs and result in significant ratepayer savings.

•	On January 9, 2014, the Ontario Energy Board issued a decision and order to amend the transmission licence of our subsidiary Hydro One Networks Inc. to develop and seek approval for the Northwest Bulk Transmission Line Project, an expansion or reinforcement of the transmission system in the area west of Thunder Bay. The scope and timing of this significant project shall be in accordance with the recommendations of the Ontario Power Authority.

•	We continue to make our pension plan sustainable and affordable. Employee pension contributions have been increased through re-negotiations with certain of our unions as well as all management employees.

Our 2013 net income increased by $58 million, or 8%, to $803 million, compared to 2012. We experienced higher distribution revenues in 2013 mainly reflecting increased purchased power costs, primarily related to the OEB’s RPP rate-setting process and the IESO’s spot market. We also experienced increased transmission revenues in 2013 reflecting a higher peak demand due to intermittent periods of hot weather in the summer of 2013, as well as extreme cold winter weather. Our 2013 net income was also positively impacted by a lower provision for PILs and by a reduction to our provision for payments in lieu of transmission station property taxes, following the finalization of the assessment of certain prior years’ property tax returns. This reduction was partially offset by power restoration expenditures following several major storms in 2013.

Our 2013 capital investments of $1,394 million were lower by $60 million, compared to 2012. Within our Transmission Business, the 2013 capital investments decreased mainly due to the completion of three major capital projects in 2012 and early 2013, including the Bruce to Milton Transmission Reinforcement Project in the Huron-Grey-Bruce area. We continued to invest in inter-area network projects, and in load customer connections and local area supply projects. Within our Distribution Business, the 2013 capital investments increased slightly, primarily due to increased investments related to sustainment work program, including storm restoration work following the major storms in 2013, and increased work within our wood pole replacement program and station refurbishment projects.

Total revenues of $6,074 million, were higher by $346 million, or 6%, compared to 2012. Our 2013 transmission revenues of $1,529 million, were $47 million higher than in 2012, primarily due to higher demand and higher energy consumption, resulting from a warmer summer and a colder winter in 2013, compared to 2012. Our 2013 distribution revenues of $4,484 million, were $300 million higher than in 2012, primarily due to the recovery of higher purchased power costs and higher energy consumption.

Net cash from operating activities was $1,404 million in 2013. During the year, we paid $218 million in dividends to our shareholder, the Province of Ontario, and $138 million in payments in lieu of corporate income taxes to the Ontario Electricity Financial Corporation.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (Canadian dollars in millions, except as otherwise noted)	2013	2012	$	Change	% Change

Revenues	6,074	5,728		346	6
Purchased power	3,020	2,774		246	9
Operating costs	1,782	1,730		52	3
Net income	803	745		58	8
Net cash from operating activities	1,404	1,294		110	9

Average annual Ontario 60-minute peak demand (MW)[1]	21,493	21,132		361	2

Distribution – units distributed to our customers (TWh)[1]	29.8	29.2		0.6	2

[1]	System-related statistics are preliminary.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2013 Annual Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	Ali R. Suleman
Director, Corporate Communications	Vice President and Treasurer
416-345-5828	416-345-6126

Hydro One Investor Relations
416-345-6867